UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: April 5, 2024
Commission File Number: 001-39307

Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The U.S. FDA Approved CARVYKTI® for Second-Line Treatment of Patients with Relapsed/Refractory Multiple Myeloma

On April 5, 2024, Legend Biotech Corporation (“Legend Biotech”) issued a press release announcing that the U.S. Food and Drug Administration (FDA) approved CARVYKTI® (ciltacabtagene autoleucel, cilta-cel) for the treatment of adult patients with relapsed or refractory multiple myeloma who have received at least one prior line of therapy, including a proteasome inhibitor (PI), and an immunomodulatory agent (IMiD), and are refractory to lenalidomide, which is attached to this Form 6-K as Exhibit 99.1.

This report on Form 6-K, including Exhibit 99.1 (other than the information included under “About Legend Biotech”), is hereby incorporated herein by reference in the registration statements of Legend Biotech on Form F-3 (Nos. 333-278050, 333-257625, and 333-272222) and Form S-8 (No. 333-239478), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX
Exhibit        Title

99.1    Press Release, dated April 5, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: April 5, 2024	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer